

December 18, 2013

<u>Via E-mail</u>
Bob Marino
Chief Executive Officer
CafePress Inc.
6901 Riverport Drive
Louisville, KY 40258

      Re: **CafePress Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed March 18, 2013
               Definitive Proxy Statement
               Filed March 19, 2013
               Form 8-K Filed November 6, 2013
               File No. 1-35468

Dear Mr. Marino:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business, page 1

1. Please discuss the sources and availability of your raw materials and include the names of principal suppliers. In this regard, we note your risk factors that discuss the risks associated with your ability to secure goods and/or raw materials. Given the reliance of your business strategy on access to blank products for customization and the sizeable relationship with a key supplier, a related discussion in Item 1 is appropriate. See Item 101(c)(1)(iii) of Regulation S-K.

2. Please provide a description of the durational periods related to the disclosed patents, trademarks, and licenses. You have disclosed various intellectual properties throughout Item 1. However, the disclosures concerning these properties do not include any indications about the properties' durations. See Item 101(c)(1)(iv).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

3. Please discuss any known trends or uncertainties related to continued growth in cost of net revenues and operating expenses. Annual growth in these amounts has matched or outpaced growth in net revenues for the last two years. As such, CafePress experienced a net loss for FYE 12/31/2012 (compared to net income for the previous two years) despite continued growth in net revenues. See Item 303(a)(3)(ii) of Regulation S-K.

Signatures, page 96

4. We note that your most recent Form 10-Q filing identifies Monica Johnson as the principal financial and accounting officer but the Form 10-K does not. See General Instruction D(2)(A). In the future, please include the signature of your controller or principal accounting officer or update to reflect the combined capacity and please confirm that Ms. Johnson intended to sign the Form 10-K in her capacity as principal accounting officer.

Definitive Proxy Statement filed March, 19, 2013

Executive Compensation, page 17

Narrative to 2012 Summary Compensation Table, page 17

5. Please include the material terms of each named executive officer's (NEO) employment agreement or arrangement. We note your indication that "[w]ith regard to base salary, each named executive officer entered into an at-will employment agreement or offer letter with us at the time of his or her hire that provides for his or her initials base salary" but it is not clear whether the employment agreement addressed any additional compensation terms or if you and any NEO have any additional arrangements in place with respect to any element of compensation. See Item 402(o)(1) of Regulation S-K.

Form 8-K Filed November 6, 2013

Exhibit 99.1

6. Reference is made to your disclosure of fourth quarter and fiscal year 2013 adjusted EBITDA and non-GAAP net income per diluted share. Please tell us your consideration of presenting, with equal or greater prominence, the most directly comparable financial

measures calculated and presented in accordance with GAAP and presenting reconciliations, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measures disclosed with the most directly comparable financial measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K or Item 100(a)(1)-(2) of Regulation G.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at (202) 551-3485 or Mara Ransom, Assistant Director, at (202) 551-3264 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Kirsten N. Mellor
        General Counsel